EXHIBIT 23.2


              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

         We have issued our report dated May 27, 2003 (except with respect to the matters discussed in Note 6 thereto, as to which the date is June 18, 2003), accompanying the consolidated balance sheets of United Energy Corp. and Subsidiaries as of March 31, 2003 and 2002 and the related consolidated statements of operations, cash flows and stockholders' equity for the years then ended, which is included in this Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name, as it appears under the caption "Experts" and "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure."



Grant Thornton LLP
New York, New York
May 13,2004